

About Rentberry

Rentberry is a fully operational long-term rental platform that leverages proprietary technology to ensure seamless rental experience and offers tenants ability to save millions in rental deposits.

Founded:
2017

Properties Live:
6 mln+

Capital Raised:
$10 mln+

Countries:
40+

Team:
30 people

Growth:
195%

Headquarters:
San Francisco, California

Listings Growth:
402%

Industry Problems

Outdated Rental Platforms

Global practices still include listings in the form of simple online classified ads which provide limited rental experience and essentially no value in terms of application process and day-to-day rental management.

$500bn Frozen in Rental Deposits

Tenants freeze billions of dollars on rental deposits every time they rent. There is no internationally recognized insurance or savings that could be applied to quality renters.

Our Solution

Rentberry streamlines the entire long-term rental process using patented technology and eliminates the need for a middleman making it possible for tenants and landlords to complete all rental tasks in one place.

Full Rental Experience

- Application Process
- Rental Auction
- Agreements
- Rent Payments
- Virtual Reality
- Data Storage
- Reviews & Ratings
- Maintenance Requests
- Convenience
- Security
- 24/7 Support
- Global Presence

Transparent Application Process

Creates a healthy rental environment in which all prospective tenants can customize and negotiate their rental offers based on the competition and as a result rent the place at fair and true market price.

Fully Digital Rental Experience

Automates all the standard rental tasks from submission of personal information, credit reports and custom offers to scheduling tours, eSigning rental agreements and sending maintenance requests online.

Founders



Alex Lubinsky
CEO

Former investment banking executive who founded and sold several companies. Real estate owner and successful entrepreneur responsible for defining Rentberry's vision.



Lily Ostapchuk
CPO

Managed and operated a number of rental properties. Product launch and marketing expert with deep knowledge of how to position and scale the product.



Denis Golubovskiy
CTO

Worked at a number of prominent IT companies. Full stack engineer, blockchain evangelist, and focus-driven coder with 12 years of experience.



Alex Kotovskov
Head of Design

Distinguished UI/UX web and mobile designer, whose products won numerous awards and received international recognition.

Key Investors



Ray Wirta
CBRE
Former CEO/Chairman



808 Ventures
VC Fund



Zing Capital
VC Fund



Beechwood Ventures
VC Fund

        

More Information

rentberry.com/investors

wefunder.com/rentberry